UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-36221

Kofax Limited

(Exact name of registrant as specified in its charter)

15211 Laguna Canyon Road, Irvine, CA 92618-3146

949-727-1733

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares, $0.001 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: One (1)

On May 21, 2015, pursuant to the Agreement and Plan of Merger, dated as of March 24, 2015, by and among Kofax Limited, a Bermuda exempted company (the “Company”), Lexmark International, Inc., a Delaware corporation (“Public Parent”), Lexmark International Technology, S.A., a Switzerland joint stock company and wholly owned subsidiary of Public Parent (“Parent”), and Ariel Investment Company, Ltd. (“Merger Sub”), a direct, wholly-owned subsidiary of Parent, Merger Sub merged with and into the Company, with the Company as the surviving entity and wholly-owned subsidiary of Parent.

Pursuant to the requirements of the Securities Exchange Act of 1934 Kofax Limited has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 31, 2015	By:	/s/ James Arnold, Jr.
Name: James Arnold, Jr.
Title: Chief Financial Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.